                           Offer to Purchase for Cash
                 All of the Outstanding Shares of Common Stock

                                       of

                                 Sudbury, Inc.
                                       at

                              $12.50 Net Per Share
                                       by

                             I M Acquisition Corp.
                          a wholly-owned subsidiary of

                              Intermet Corporation
                            ------------------------
         THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,
               NEW YORK CITY TIME, ON FRIDAY, DECEMBER 20, 1996,
                         UNLESS THE OFFER IS EXTENDED.
                            ------------------------

            THE BOARD OF DIRECTORS OF SUDBURY, INC. HAS UNANIMOUSLY
               (WITH ONE DIRECTOR ABSENT) APPROVED THE OFFER AND
                 RECOMMENDS THAT STOCKHOLDERS ACCEPT THE OFFER.

     THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, A MINIMUM OF 7,800,000 SHARES BEING VALIDLY TENDERED PRIOR TO THE EXPIRATION OF THE OFFER AND NOT WITHDRAWN.
                            ------------------------

                                   IMPORTANT

     Any stockholder desiring to tender all or any portion of his shares of common stock of the Company (the "Shares") should either (1) complete and sign the Letter of Transmittal or a facsimile thereof in accordance with the instructions in the Letter of Transmittal, including any required signature guarantees, and mail or deliver the Letter of Transmittal or such facsimile with his certificate(s) for the tendered Shares and any other required documents to the Depositary, (2) follow the procedure for book-entry tender of Shares set forth in Section 2, or (3) request his broker, dealer, commercial bank, trust company or other nominee to effect the transaction for him. Stockholders having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee are urged to contact such broker, dealer, commercial bank, trust company or other nominee if they desire to tender Shares so registered.

     A stockholder who desires to tender Shares and whose certificates for such Shares are not immediately available, or who cannot comply with the procedure for book-entry transfer on a timely basis, may tender such Shares by following the procedures for guaranteed delivery set forth in Section 2.

     Questions and requests for assistance may be directed to the Information Agent or to the Dealer Manager at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies.
                            ------------------------

                      The Dealer Manager for the Offer is:

                              MORGAN STANLEY & CO.
                                    Incorporated

November 22, 1996

                               TABLE OF CONTENTS

SECTION                                                                                    PAGE
-------                                                                                    ----
   1.     Terms of the Offer.............................................................     1
   2.     Procedure for Tendering Shares.................................................     2
   3.     Withdrawal Rights..............................................................     5
   4.     Acceptance for Payment and Payment for Shares..................................     6
   5.     Certain Federal Income Tax Consequences of the Offer...........................     6
   6.     Price Range of Shares; Dividends...............................................     7
   7.     Effect of the Offer on Market for the Shares, Stock Exchange Listing, and
          Exchange Act Registration......................................................     7
   8.     Certain Information Concerning the Company.....................................     8
   9.     Certain Information Concerning the Purchaser and Parent........................    10
  10.     Background of the Offer; Contacts with the Company.............................    12
  11.     Purpose of the Offer; Plans for the Company; the Merger........................    12
  12.     Appraisal Rights...............................................................    15
  13.     Source and Amount of Funds.....................................................    15
  14.     Certain Conditions of the Offer................................................    16
  15.     Dividends and Distributions....................................................    18
  16.     Certain Legal Matters..........................................................    18
  17.     Fees and Expenses..............................................................    20
  18.     Miscellaneous..................................................................    20

TO THE HOLDERS OF COMMON STOCK OF SUDBURY, INC.:

     I M Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Intermet Corporation, a Georgia corporation ("Parent"), hereby offers to purchase all of the outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of Sudbury, Inc., a Delaware corporation (the "Company"), at $12.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which together constitute the "Offer"). Tendering stockholders will not be obligated to pay brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares by the Purchaser. The Purchaser will pay all charges and expenses of IBJ Schroder Bank & Trust Company (the "Depositary") and D.F. King & Co., Inc. (the "Information Agent").

     THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, A MINIMUM OF 7,800,000 SHARES BEING VALIDLY TENDERED PRIOR TO THE EXPIRATION OF THE OFFER AND NOT WITHDRAWN.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY (WITH ONE DIRECTOR ABSENT) APPROVED THE OFFER AND RECOMMENDS THAT STOCKHOLDERS ACCEPT THE OFFER.

     The Offer is being made pursuant to an Agreement and Plan of Merger (the "Merger Agreement"), dated as of November 18, 1996, among the Company, Parent and the Purchaser, pursuant to which, after the completion of the Offer, the Purchaser will be merged with and into the Company and each outstanding Share, not owned by Parent or its direct or indirect subsidiaries (or by stockholders who properly exercise dissenters' rights, if any), will be converted into the right to receive $12.50 in cash (the "Merger").

     According to the Company, as of November 7, 1996 there were 11,417,396 Shares outstanding and there were 4,173,948 Shares subject to issuance pursuant to the Company's stock options and its Series B and Series C Participation Certificates. The Offer is not being made to acquire Participation Certificates. Holders of Participation Certificates must, in order to participate in the Offer, exercise their Participation Certificates and tender the Shares they receive.

1. TERMS OF THE OFFER. Upon the terms and subject to the conditions set forth in the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), the Purchaser will accept for payment, and pay for, any and all Shares validly tendered on or prior to the Expiration Date (as herein defined) and not withdrawn as permitted by Section 3. The term "Expiration Date" means 12:00 Midnight, New York City time, on Friday, December 20, 1996, unless and until the Purchaser shall, in its sole discretion, but subject to the limitations imposed by the Merger Agreement, have extended the period for which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date on which the Offer, as so extended by the Purchaser, shall expire.

     The Purchaser expressly reserves the right, in its sole discretion, subject to the limitations contained in the Merger Agreement, at any time or from time to time, to extend the period of time during which the Offer is open by giving oral or written notice of such extension to the Depositary. Any such extension will also be publicly announced by press release issued no later than 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the right of a tendering stockholder to withdraw his Shares. See Section 3. Subject to the applicable regulations of the Securities and Exchange Commission (the "Commission"), the Purchaser also expressly reserves the right, in its sole discretion, at any time or from time to time, (i) to delay acceptance for payment of or, regardless of whether such Shares were theretofore accepted for payment, payment for any Shares or to terminate the Offer and not accept for payment or pay for any Shares not theretofore accepted for payment, or paid for, upon the occurrence of any of the conditions specified in Section 14 and (ii) to waive any condition or otherwise amend the Offer in any respect, by giving oral or written notice of such delay, termination or amendment to the Depositary and by making a public announcement thereof. If the Purchaser accepts any Shares for payment pursuant to the terms of the Offer, it will accept for payment all Shares validly tendered prior to the Expiration Date and not withdrawn, and, subject to (i) above, will promptly pay for all Shares so accepted for payment. The Purchaser confirms that its reservation of the right to delay payment for Shares which it has accepted for payment is limited by Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended, which requires that a tender offeror pay the consideration offered or return the tendered securities promptly after the termination or withdrawal of a tender offer.

     Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be issued no later than 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Date. Subject to applicable law (including Rules 14d-4(c) and 14d-6(d) under the Exchange Act, which require that any material change in the information published, sent or given to stockholders in connection with the Offer be promptly disseminated to stockholders in a manner reasonably designed to inform stockholders of such change) and without limiting the manner in which the Purchaser may choose to make any public announcement, the Purchaser shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service.

     The Purchaser confirms that if, subject to the limitations contained in the Merger Agreement, it makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, the Purchaser will extend the Offer to the extent required by Rules 14d-4(c) and 14d-6(d) under the Exchange Act.

     If, prior to the Expiration Date, the Purchaser, in its sole discretion, shall, subject to the limitations contained in the Merger Agreement, decrease the percentage of Shares being sought or increase the consideration offered to holders of Shares, such increase or decrease shall be applicable to all holders whose Shares are accepted for payment pursuant to the Offer and, if at the time notice of any increase or decrease is first published, sent or given to holders of Shares, the Offer is scheduled to expire at any time earlier than the tenth business day from and including the date that such notice is first so published, sent or given, the Offer will be extended until the expiration of such ten business-day period. For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 A.M. through 12:00 Midnight, New York City time.

     Pursuant to the Merger Agreement, the Purchaser shall not, without the written consent of the Company, decrease the per Share price to be paid in the Offer, change the number of Shares sought in the Offer to less than 50.1% of the outstanding Shares, change the form of consideration to be paid pursuant to the Offer, impose conditions to the Offer in addition to those set forth in Section 14 or amend any other term or condition of the Offer in any manner, except as may be required pursuant to the Commission's rules with respect to the extension of time periods, which is adverse to the holders of Shares, provided, however, that if on a scheduled Expiration Date all conditions to the Offer shall not have been satisfied or waived, the Offer may be extended from time to time without consent of the Company for such period of time as is reasonably expected to be necessary to satisfy the unsatisfied conditions, and provided, further, that if as of a scheduled Expiration Date all of the conditions to the Offer have been satisfied and in excess of 80% but less than 90% of the Shares have been tendered, the Purchaser may extend the Offer up to an additional seven business days.

     The Offer is being mailed to holders of Shares from a list provided to the Purchaser by the Company.

2. PROCEDURE FOR TENDERING SHARES.

     Valid Tender. To tender Shares pursuant to the Offer, either (a) a properly completed and duly executed Letter of Transmittal (or a facsimile thereof) in accordance with the instructions of the Letter of Transmittal, with any required signature guarantees, certificates for the Shares to be tendered, and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, (b) such Shares must be delivered pursuant to the procedures for book-entry transfer described below (and a confirmation of such delivery received by the Depositary, including an Agent's Message if the tendering stockholder has not delivered a Letter of Transmittal), prior to the Expiration Date, or (c) the tendering stockholder must comply with the guaranteed delivery procedures set forth below. The term "Agent's Message" means a message, transmitted by a Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a book-entry confirmation, which states that such Book-Entry Transfer Facility has received an express acknowledgement from the participant in such Book-Entry Transfer Facility tendering the Shares which are the subject of such book-entry confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against the participant.

     Book-Entry Delivery. The Depositary will establish accounts with respect to the Shares at The Depository Trust Company and the Philadelphia Depository Trust Company (each a "Book-Entry Transfer Facility" and, collectively, the "Book-Entry Transfer Facilities") for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in any of the Book-Entry Transfer Facilities' systems may make book-entry transfer of Shares by causing a Book-Entry Transfer Facility to transfer such Shares into the Depositary's account in accordance with such Book-Entry Transfer Facility's procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent's Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase by the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedures described below. The confirmation of a book-entry transfer of Shares into the Depositary's account at a Book-Entry Transfer Facility as described above is referred to herein as a "Book-Entry Confirmation." DELIVERY OF DOCUMENTS TO A BOOK-ENTRY TRANSFER FACILITY IN ACCORDANCE WITH SUCH BOOK-ENTRY TRANSFER FACILITY'S PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

     THE METHOD OF DELIVERY OF SHARES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH ANY BOOK-ENTRY TRANSFER FACILITY, IS AT THE ELECTION AND RISK OF THE TENDERING STOCKHOLDER. SHARES WILL BE DEEMED DELIVERED ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY (INCLUDING, IN THE CASE OF A BOOK-ENTRY TRANSFER, BY BOOK-ENTRY CONFIRMATION). IF DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT THE STOCKHOLDER USE PROPERLY INSURED REGISTERED MAIL WITH RETURN RECEIPT REQUESTED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

     Signature Guarantees. Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program (an "Eligible Institution"). Signatures on a Letter of Transmittal need not be guaranteed (a) if the Letter of Transmittal is signed by the registered holders (which term, for purposes of this section, includes any participant in any of the Book-Entry Transfer Facilities' systems whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered holder has not completed the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" on the Letter of Transmittal or (b) if such Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered holder of the certificates surrendered, then the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed as described above. See Instructions 1 and 5 of the Letter of Transmittal.

     Guaranteed Delivery. A stockholder who desires to tender Shares pursuant to the Offer and whose certificates for Shares are not immediately available, or who cannot comply with the procedure for book-entry transfer on a timely basis, or who cannot deliver all required documents to the Depositary prior to the Expiration Date, may tender such Shares by following all of the procedures set forth below:

          (i) such tender is made by or through an Eligible Institution;

          (ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by the Purchaser, is received by the Depositary (as provided below) prior to the Expiration Date; and

          (iii) the certificates for all tendered Shares, in proper form for transfer (or a Book-Entry Confirmation with respect to all such Shares), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message in lieu of the Letter of Transmittal), and any other required documents, are received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery. A "trading day" is any day on which the New York Stock Exchange (the "NYSE") is open for business.

     The Notice of Guaranteed Delivery may be delivered by hand to the Depositary or transmitted by telegram, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

     Other Requirements. Notwithstanding any provision hereof, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of (a) certificates for (or a timely Book-Entry Confirmation with respect to) such Shares, (b) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message in lieu of the Letter of Transmittal) and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. UNDER NO CIRCUMSTANCES WILL INTEREST ON THE PURCHASE PRICE OF THE SHARES BE PAID BY THE PURCHASER, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT.

     Tender Constitutes an Agreement. The valid tender of Shares pursuant to one of the procedures described above will constitute a binding agreement between the tendering stockholder and the Purchaser upon the terms and subject to the conditions of the Offer.

     Appointment. By executing a Letter of Transmittal as set forth above, the tendering stockholder irrevocably appoints designees of the Purchaser as such stockholder's proxies, each with full power of substitution, to the full extent of such stockholder's rights with respect to the Shares tendered by such stockholder and accepted for payment by the Purchaser and with respect to any and all other Shares or other securities issued or issuable in respect of such Shares on or after November 18, 1996. All such proxies will be considered coupled with an interest in the tendered Shares. Such appointment is effective when, and only to the extent that, the Purchaser deposits the payment for such Shares with the Depositary. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such stockholder will be revoked, and no subsequent powers of attorney, proxies and consents may be given (and, if given, will not be deemed effective). The Purchaser's designees will, with respect to the Shares for which the appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they, in their sole discretion, may deem proper at any annual, special or adjourned meeting of the stockholders of the Company, by written consent in lieu of any such meeting or otherwise. The Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon the Purchaser's payment for such Shares, the Purchaser must be able to exercise full voting rights with respect to such Shares.

     Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by the Purchaser in its sole discretion, which determination will be final and binding. The Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of the Purchaser's counsel, be unlawful. The Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities relating thereto have been cured or waived. None of the Purchaser, the Depositary, the Information Agent, the Dealer Manager or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. The Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and Instructions thereto) will be final and binding.

     Backup Withholding. In order to avoid "backup withholding" of Federal income tax on payments of cash pursuant to the Offer, a stockholder surrendering Shares in the Offer must, unless an exemption applies, provide the Depositary with such stockholder's correct taxpayer identification number ("TIN") on a Substitute Form W-9 and certify under penalties of perjury that such TIN is correct and that such stockholder is not subject to backup withholding. If a stockholder does not provide such stockholder's correct TIN or fails to provide the certifications described above, the Internal Revenue Service (the "IRS") may impose a penalty on such stockholder and payment of cash to such stockholder pursuant to the Offer may be subject to backup withholding of 31%. All stockholders surrendering Shares pursuant to the Offer should complete and sign the main signature form and the Substitute Form W-9 included as part of the Letter of Transmittal to provide the information and certification necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a manner satisfactory to the Purchaser and the Depositary). Certain stockholders (including, among others, all corporations and certain foreign individuals and entities) are not subject to backup withholding. Non-corporate foreign stockholders should complete and sign the main signature form and a Form W-8, Certificate of Foreign Status, a copy of which may be obtained from the Depositary, in order to avoid backup withholding. See Instruction 9 to the Letter of Transmittal.

3. WITHDRAWAL RIGHTS. Tenders of Shares made pursuant to the Offer are irrevocable except that Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after January 20, 1997.

     To be effective, a written, telegraphic, telex or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the names in which the certificate(s) evidencing the Shares to be withdrawn are registered, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry tender as set forth in Section 2, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. If certificates have been delivered or otherwise identified to the Depositary, the name of the registered holder and the serial numbers of the particular certificates evidencing the Shares withdrawn must also be furnished to the Depositary as aforesaid prior to the physical release of such certificates. All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Purchaser, in its sole discretion, which determination shall be final and binding. None of the Purchaser, Parent, the Dealer Manager, the Depositary, the Information Agent, or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures described in Section 2 at any time prior to the Expiration Date.

     If the Purchaser extends the Offer, is delayed in its acceptance for payment of Shares, or is unable to accept for payment Shares pursuant to the Offer, for any reason, then, without prejudice to the Purchaser's rights under this Offer, the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as set forth in this Section 3.

4. ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES. Upon the terms and subject to the conditions of the Offer, (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Purchaser will accept for payment, and will pay for, Shares validly tendered and not withdrawn as promptly as practicable after the later of (i) the expiration or termination of the waiting period applicable to the acquisition of Shares pursuant to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "H-S-R Act") and (ii) the Expiration Date. Parent filed a Notification and Report Form under the H-S-R Act on November 21, 1996, and, accordingly, unless earlier terminated or extended by a request for additional information, the waiting period under the H-S-R Act is scheduled to expire at 11:59 P.M., New York City time, on December 6, 1996. See Section 16. In addition, subject to applicable rules of the Commission, the Purchaser expressly reserves the right to delay acceptance for payment of or payment for Shares in order to comply, in whole or in part, with any applicable law. See Section 14. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary's account at a Book-Entry Transfer Facility), a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other required documents.

     For purposes of the Offer, the Purchaser will be deemed to have accepted for payment Shares validly tendered and not withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering stockholders for purpose of receiving payments from the Purchaser and transmitting such payments to the tendering stockholders. Under no circumstances will interest on the purchase price for Shares be paid, regardless of any delay in making such payment.

     If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer of such Shares into the Depositary's account at a Book-Entry Transfer Facility pursuant to the procedures set forth in Section 2, such Shares will be credited to an account maintained with such Book-Entry Transfer Facility), as soon as practicable following expiration or termination of the Offer.

     The Purchaser reserves the right to transfer or assign in whole or in part from time to time to one or more direct or indirect subsidiaries of Parent the right to purchase all or any portion of the Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve the Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

5. CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE OFFER. Sales of Shares pursuant to the Offer and the exchange of Shares for cash pursuant to the Merger will be taxable transactions for Federal income tax purposes and may also be taxable under applicable state, local and other tax laws. In general, for Federal income tax purposes, a stockholder whose Shares are purchased pursuant to the Offer or who receives cash as a result of the Merger will realize gain or loss equal to the difference between the adjusted basis of the Shares sold or exchanged and the amount of cash received therefor. Such gain or loss will be capital gain or loss if the Shares are held as capital assets by the stockholder, and will be long-term capital gain or loss if such stockholder's holding period for such Shares exceeds one year.

     THE INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE TO STOCKHOLDERS IN SPECIAL SITUATIONS SUCH AS STOCKHOLDERS WHO RECEIVED THEIR SHARES UPON THE EXERCISE OF EMPLOYEE STOCK OPTIONS OR OTHERWISE AS COMPENSATION AND STOCKHOLDERS WHO ARE NOT UNITED STATES PERSONS. STOCKHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSE-

QUENCES TO THEM OF THE OFFER AND THE MERGER, INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL, FOREIGN OR OTHER TAX LAWS.

6. PRICE RANGE OF SHARES; DIVIDENDS. The Shares are traded on the NASDAQ National Market System ("NASDAQ/NMS"). The following table sets forth, for the fiscal quarters indicated, the high and low sales prices for the Shares on the NASDAQ/NMS sources. The Company has never paid cash dividends on Shares.

                                                                              SHARES
                                                                        -------------------
                            YEAR ENDED MAY 31                             HIGH        LOW
    ------------------------------------------------------------------  --------    -------
    1995:
      First Quarter...................................................   7.00        6.125
      Second Quarter..................................................   7.375       6.25
      Third Quarter...................................................   6.75        5.125
      Fourth Quarter..................................................   7.125       5.75
    1996:
      First Quarter...................................................   8.50        6.375
      Second Quarter..................................................   9.625       7.75
      Third Quarter...................................................   8.375       7.00
      Fourth Quarter..................................................   9.625       7.50
    1997:
      First Quarter...................................................  11.25        7.625
      Second Quarter (through November 21, 1996)......................  13.125       9.438

     On September 3, 1996, the last full trading day prior to the public announcement by Park-Ohio Industries Inc. that it had offered to buy the Company at $11 a share, the reported closing price of the Shares on the NASDAQ/NMS was $10.625. On November 18, 1996, the last full trading day prior to the public announcement of the terms of the Offer and the Merger, the reported closing price on the NASDAQ/NMS was $10.00 per Share. On November 21, 1996, the last full trading day prior to commencement of the Offer, the reported closing price on the NASDAQ/NMS was $12.3125 per Share. STOCKHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE SHARES.

7. EFFECT OF THE OFFER ON MARKET FOR THE SHARES, STOCK EXCHANGE LISTING, AND EXCHANGE ACT REGISTRATION. The purchase of Shares by the Purchaser pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and may reduce the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares held by the public.

     The Shares are traded on the NASDAQ/NMS. According to the NASDAQ/NMS published guidelines, the NASDAQ/NMS will consider cessation of designation of the Shares as a "national market system security" if the Shares fail to "substantially meet" specified criteria including, among other things, if the number of record holders of round lots of Shares is below 300, the number of publicly held Shares is below 200,000 or the aggregate market value of publicly held Shares is below $1,000,000. According to the Company's 1996 Annual Report, there were approximately 1,200 record holders as of August 2, 1996.

     Depending upon the number of Shares acquired pursuant to the Offer, the Shares may no longer "substantially meet" the NASDAQ/NMS criteria and thus may no longer be eligible for continued designation as a "national market system security" quoted on the NASDAQ/NMS. If as a result of the purchase of Shares pursuant to the Offer, Shares no longer meet the requirements of the NASDAQ/NMS for continued quotation, and the quotation of the Shares is discontinued, the market for the Shares could be adversely affected.

     In the event that the Shares were no longer quoted on the NASDAQ/NMS, it is possible that the Shares would trade in the over-the-counter market and that price quotations would be reported through other sources.

Such trading and the availability of such quotations would, however, depend upon the number of stockholders and/or the aggregate market value of the Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act, as described herein, and other factors.

     The Shares are presently "margin securities" under the regulations of the Federal Reserve Board, which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above, the Shares might no longer constitute "margin securities" for the purposes of the Federal Reserve Board's margin regulations in which event the Shares would be ineligible as collateral for margin loans made by brokers.

     The Shares are currently registered under the Exchange Act. Such registration may be terminated by the Company upon application to the Commission if the outstanding Shares are not listed on a national securities exchange and if there are fewer than 300 holders of record of Shares. Termination of registration of the Shares under the Exchange Act would reduce the information required to be furnished by the Company to its stockholders and to the Commission and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) and the requirement of furnishing a proxy statement in connection with stockholders' meetings pursuant to Section 14(a) and the related requirement of furnishing an annual report to stockholders, no longer applicable with respect to the Shares. Furthermore, the ability of "affiliates" of the Company and persons holding "restricted securities" of the Company to dispose of such securities pursuant to Rule 144 under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be eligible for NASDAQ reporting or for continued inclusion on the Federal Reserve Board's list of "margin securities". However, the Participation Certificates are also registered under the Exchange Act and if they are not terminated as a result of the Offer (they terminate upon the sale of substantially all of the Shares), the existence of a sufficient number of holders of Participation Certificates might result in the Company remaining a reporting person under the Exchange Act. As of November 14, 1996, there were approximately 1,100 holders of record of the Series B Participation Certificates and 1,300 holders of record of the Series C Participation Certificates. The Purchaser intends to seek to cause the Company to apply for termination of registration of the Shares as soon as possible after consummation of the Offer if the requirements for termination of registration are met.

8. CERTAIN INFORMATION CONCERNING THE COMPANY. The Company is a Delaware corporation with its principal executive offices located at 30100 Chagrin Boulevard, Suite 203, Cleveland, Ohio 44124.

     The Company, through its subsidiaries, is engaged in the manufacture and sale of a broad range of industrial products, including iron, aluminum and zinc castings, coating applications, cranes and truck bodies and precision machined components. Its largest group of products consists of products and services sold to the automotive industry.

     Set forth below is certain summary consolidated financial information for the Company's last three fiscal years as contained in the Company's 1996 Annual Report and for the three months ended August 31, 1996 as contained in the Company's Quarterly Report on Form 10-Q for the quarter ended August 31, 1996. More comprehensive financial information is included in such report (including management's discussion and analysis of financial condition and results of operation) and other documents filed by the Company with the Commission, and the following summary is qualified in its entirety by reference to such report and other documents and all of the financial information and notes contained therein. Copies of such report and other documents may be examined at or obtained from the Commission in the manner set forth below.

                                 SUDBURY, INC.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION
                      (IN MILLIONS, EXCEPT PER SHARE DATA)

                                                  THREE MONTHS
                                                  ENDED AUGUST          FISCAL YEAR ENDED MAY 31
                                                -----------------     ----------------------------
                                                 1996       1995       1996       1995       1994
                                                ------     ------     ------     ------     ------
                                                   (UNAUDITED)
INCOME STATEMENT INFORMATION:
Net Sales.....................................  $ 72.1     $ 71.2     $302.2     $305.4     $250.6
Net Income....................................     2.8        2.7       15.9       13.6        6.8
BALANCE SHEET INFORMATION:
Working capital...............................  $ 25.3     $ 17.1     $ 22.9     $ 15.8     $ 19.7
Total assets..................................   130.4      124.6      132.4      129.6      114.2
Total indebtedness............................    10.5       16.9       10.4       18.7       32.3
Stockholders' equity..........................    66.7       47.8       62.6       44.6       29.4
PER COMMON SHARE INFORMATION:
Net income per common share:..................
  Fully Diluted...............................  $  .21     $  .21     $ 1.23     $ 1.07     $  .55
Average Common shares and share equivalents
  Fully Diluted...............................    13.1       12.9       12.9       12.7       12.5

     The Company does not as a matter of course publicly disclose projections as to future revenues or earnings. The projections set forth below (the "Projections") were not prepared with a view to public disclosure or compliance with the published guidelines of the Commission or the guidelines established by the American Institute of Certified Public Accountants regarding projections and are included in the Offer to Purchase only because such information was made available to Parent. None of Parent, the Purchaser, the Company or any of their financial advisors or any of their respective directors or officers assumes any responsibility for the accuracy of the Projections. The Company's independent auditors have not examined or compiled the Projections presented herein and, accordingly, assume no responsibility for them. In addition, because the estimates and assumptions, many of which are not set forth herein, underlying the Projections are inherently subject to significant economic and competitive uncertainties and contingencies which are difficult or impossible to predict accurately and are beyond Parent's and the Company's control, there can be no assurance that the Projections will be realized. Accordingly, it is expected that there will be differences between actual and projected results, and actual results may be materially higher or lower than those set forth below.

     The Projections showed net sales for the years ended May 31, 1997, 1998 and 1999 of $305.5 million, $323.6 million and $347.7 million, respectively, and operating income for such periods of $29.5 million, $34.3 million and $38.6 million, respectively.

     Except as otherwise set forth herein, the information concerning the Company contained in this Offer to Purchase has been taken from or based upon publicly available documents and records on file with the Commission and other public sources and is qualified in its entirety by reference thereto. Although Parent has no knowledge that would indicate that any statements contained herein based on such documents and records are untrue, Parent cannot take responsibility for the accuracy or completeness of the information contained in such documents and records, or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Parent.

     The Company is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the Commission relating to its business, financial condition and other matters. Information, as of particular dates, concerning the Company's directors and officers, their remuneration, stock options granted to them, the principal holders of the Company's securities, any material interests of such persons in transactions with the Company and other matters is required to be disclosed in proxy statements distributed to the Company's stockholders and filed with the Commission. Such reports, proxy statements and other information should be available for inspection at the public reference room at the Commission's office 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C., and also should be available for inspection and copying at the following regional offices of the Commission: 230 South Dearborn Street, Chicago, Illinois; 75 Park Place, New York, New York. Copies may be obtained, by mail, upon payment of the Commission's customary charges, by writing to its principal office at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549.

9. CERTAIN INFORMATION CONCERNING THE PURCHASER AND PARENT. The Purchaser is a Delaware corporation and to date has engaged in no activities other than those incident to its formation and the commencement of the Offer. The Purchaser is a direct wholly-owned subsidiary of Parent. The principal executive offices of the Purchaser and Parent are located at Suite 200, 5445 Corporate Drive, Troy, Michigan 48098.

     Parent is a leading independent manufacturer of precision ductile and gray iron and aluminum castings, which are used primarily in passenger cars and light trucks, as well as in heavy trucks.

     Additional information concerning Parent is set forth in Parent's Annual Report on Form 10-K for the year ended December 31, 1995, which information is incorporated by reference herein, and subsequent Quarterly Reports on Form 10-Q, which reports may be obtained from the SEC in the manner set forth with respect to information concerning the Company in Section 8.

     Set forth below is certain consolidated financial information of Parent:

                                     PARENT

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION
                      (IN MILLIONS, EXCEPT PER SHARE DATA)

                                                NINE MONTHS ENDED
                                                  SEPTEMBER 30               CALENDAR YEAR
                                                -----------------     ----------------------------
                                                 1996       1995       1995       1994       1993
                                                ------     ------     ------     ------     ------
                                                   (UNAUDITED)
INCOME STATEMENT INFORMATION:
Net sales and operating revenues and other
  revenues....................................  $408.2     $419.6     $541.7     $501.3     $444.2
Income before extraordinary items.............    26.4       19.4       25.4      (11.0)     (20.5)
Net income....................................    26.4       19.4       25.4      (11.0)     (20.5)
BALANCE SHEET INFORMATION:
Working capital...............................  $ 49.8     $ 34.3     $ 11.9     $ 29.1     $ 31.1
Total assets..................................   294.8      296.2      274.1      306.3      307.5
Total indebtedness............................   169.1      203.9      173.2      235.4      229.1
Stockholders' equity..........................   122.8       89.4       98.0       68.0       75.5
PER COMMON SHARE INFORMATION:
Income before extraordinary items.............  $ 26.4     $ 19.4     $ 25.4     $(11.0)    $(20.5)
Extraordinary items...........................      --         --         --         --         --
Net income per common share on a fully diluted
  basis.......................................    1.04       0.78       1.02       (.45)      (.83)

---------------
* Average number of fully diluted shares during each period was 25,472, 24, 810, 24,893, 24,591 and 24,564.

     The name, citizenship, business address, present principal occupation, and material positions held during the past five years of each of the directors and executive officers of Parent and the Purchaser are set forth in Schedule A to this Offer to Purchase.

     Except as set forth in Section 10, neither the Purchaser nor Parent, nor, to the best of their knowledge, any of the persons listed in Schedule A hereto nor any associate or majority-owned subsidiary of any of the foregoing, beneficially owns or has a right to acquire any equity securities of the Company. Neither the Purchaser nor Parent, nor, to the best of their knowledge, any of the persons or entities referred to above, nor any director, executive officer or subsidiary of any of the foregoing, has effected any transaction in such equity securities during the past 60 days.

     Except as set forth in Section 10, neither the Purchaser nor Parent, nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies. Except as set forth in Section 10, there have been no contacts, negotiations or transactions since June 1, 1993 between Parent or the Purchaser, or, to the best of their knowledge, any of the persons listed in Schedule A hereto, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors, or a sale or other transfer of a material amount of assets. Except as described in Sections 10, neither the Purchaser nor Parent, nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, has since June 1, 1993 had any transaction with the Company or any of its executive officers, directors or affiliates that would require disclosure under the rules and regulations of the Commission applicable to the Offer.

10. BACKGROUND OF THE OFFER; CONTACTS WITH THE COMPANY

     In 1993, the Company and Parent discussed the possible acquisition by Parent of the Company's 35% interest in General Products Delaware Corporation. On a couple of occasions in 1995 and in January 1996, Parent and the Company met to discuss the two companies and the possibility of a business combination. No specific terms were discussed and no actions were taken following those meetings to pursue a business combination. On September 4, 1996, John Doddridge, chief executive officer of Parent, called Jacques R. Sardas, chief executive officer of the Company after seeing the announcement by Park-Ohio Industries Inc. that it had made a proposal to acquire the Company at $11.00 a share. Parent signed a confidentiality agreement with the Company on September 5, 1996 and commenced due diligence on October 9, 1996. On November 18, 1996, the Company, Parent and the Purchaser entered into the Merger Agreement. The terms of the Merger Agreement are set forth in Section 11.

     A copy of the Merger Agreement has been filed as an Exhibit to the Schedule 14D-1 filed by Parent with the Commission and is available for inspection and copying at the principal office of the Commission in the manner set forth in
Section 8. The description of this document in Section 11 is qualified in its entirety by reference to such document.

11. PURPOSE OF THE OFFER; PLANS FOR THE COMPANY; THE MERGER. The purpose of the Offer is to acquire for cash as many outstanding Shares as possible as a first step in acquiring the entire equity interest in the Company.

     If the Purchaser acquires a majority of the outstanding Shares pursuant to the Offer, it will have the vote necessary under Delaware law to approve the Merger. If the Purchaser acquires 90% of the outstanding Shares, it will be able to effect the Merger immediately in a so-called "short-form" merger without any stockholder meeting. The Merger Agreement provides that, promptly after expiration of the Offer and receipt of any required approval by the Company's stockholders of the Merger Agreement and the satisfaction or waiver of certain other conditions, but no earlier than January 2, 1997, the Purchaser will be merged into the Company. Upon consummation of the Merger (the "Effective Time"), each then outstanding Share not owned by Parent or any subsidiary of Parent (other than Shares held by stockholders of the Company who exercise dissenters' rights under applicable law) will be converted into the right to receive $12.50 in cash, without interest (the "Merger Consideration").

     The obligations of the Company, the Purchaser and Parent to effect the Merger are subject to the satisfaction of certain conditions set forth in the Merger Agreement, including (i) the purchase by the Purchaser of Shares pursuant to the Offer, (ii) the receipt of stockholder approval, if required, and (iii) there being no statute, rule, regulation, judgment, decree, injunction or other order by any court or governmental or regulatory authority which is in effect which restrains, prevents or materially changes the transactions contemplated by the Merger Agreement. In addition, Parent's obligations to effect the Merger are further subject to the satisfaction of the conditions set forth in the Merger Agreement, including (i) the performance by the Company in all material respects of all obligations required to be performed by it under the Merger Agreement and the compliance in all material respects with any agreement or covenants of the Company to be performed by it under the Merger Agreement, (ii) receipt of all necessary approvals or authorizations of any governmental authority in connection with the Merger Agreement except where the failure to have obtained or made any such approval or authorization would not have a material adverse effect on the Company, or (iii) the absence of any order by any government authority in any suit, action or proceeding, which (a) requires the payment of damages by Parent, the Purchaser or the Company in connection with the Offer or the Merger which damages are material to the value of the Company and its subsidiaries taken as a whole, (b) prohibits or limits the ownership or operation by Parent and its subsidiaries of, or compels Parent or any of its subsidiaries to dispose of or hold separate, any business or assets which are material to Parent and its subsidiaries taken as a whole, in each case as a result of the Offer or the Merger or any of the other transactions contemplated by the Merger Agreement, or (c) imposes limitations on the ability of Parent to acquire or hold, or exercise full rights of ownership of, shares of capital stock of the subsidiaries of the Company, which limitations would have a material adverse effect with respect to the value of the Company and its subsidiaries taken as a whole to Parent.

     According to its terms, the Merger Agreement may be terminated and the Merger contemplated therein may be abandoned at any time prior to the Effective Time, whether before or after stockholder approval of the Company, by the mutual consent of the Board of Directors of Parent and the Board of Directors of the Company. In addition the Merger Agreement may be terminated by either the Board of Directors of Parent or the Board of Directors of the Company if (i) Parent or the Purchaser has not purchased the Shares in accordance with the terms of the Offer on or prior to February 14, 1997; provided, any party may not terminate whose failure to fulfill any obligations under the Merger Agreement has been the cause of, or resulted in, the failure to satisfy the conditions of the Offer; provided, further, that Parent may not terminate the Merger Agreement if Parent or the Purchaser purchases any Shares in connection with the Offer after February 14, 1997; or (ii) if any governmental authority has issued an order, decree or ruling, or taken any other action (which order, decree, ruling or other action the parties shall use their best efforts to lift), in each case permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement, and such order, decree, ruling or other action shall have become final and nonappealable. The Merger Agreement may be terminated by the Board of Directors of Parent if (i) (A) prior to the purchase of Shares pursuant to the Offer, the Board of Directors of the Company takes a Permitted Action, or (B) prior to the consummation of the Offer, it is publicly disclosed to Parent or the Purchaser, or Parent or the Purchaser has learned that, a "group" (as defined in Section 13(d)(3) of the Exchange Act), other than employees of the Company through the exercise of options, has acquired beneficial ownership of more than 20% of any class or series of capital stock of the Company (including the Shares) through the acquisition of stock, or otherwise; (ii) Parent or the Purchaser terminates the Offer, or the Offer has expired, without Parent or the Purchaser purchasing any Shares thereunder; provided Parent or the Purchaser is not in material breach of the Merger Agreement; or (iii) the Company breaches or fails in any material respect to perform or comply with any of its material covenants and agreements contained in the Merger Agreement. A "Permitted Action" is either of the following actions in the circumstances described below which the Board of Directors of the Company may take from time to time without violating the Merger
Agreement: (i) to withdraw or modify its approval or recommendations of the Merger Agreement, the Offer or the Merger in a manner adverse to Parent and the Purchaser; or (ii) to approve or recommend or enter into an agreement with respect to a Permitted Acquisition Proposal; if, in each such case, (A) a Permitted Acquisition Proposal is publicly proposed, publicly disclosed or communicated to the Company and (B) the Board of Directors of the Company determines, based on the advice of the Company's outside legal counsel, that such action is required in order to comply with its fiduciary duties to the stockholders of the Company. A "Permitted Acquisition Proposal" is a proposal with respect to which (1) the Board of Directors of the Company determines, based on the advice of the Company's outside legal counsel, that failing to engage in discussions or negotiations or provide information would reasonably be expected to violate the fiduciary duties of the Board of Directors of the Company to its stockholders, (2) prior to engaging in discussions or negotiations with, or furnishing information to, the proposing party, the Company receives from such party an executed confidentiality agreement in reasonably customary form on terms not more favorable to such party than the terms contained in the confidentiality agreement between the Company and Parent, and (3) the holders of Shares would be entitled to receive consideration which would in the aggregate exceed $12.50 per Share.

     The Merger Agreement may be terminated by the Board of Directors of the Company if (i) prior to the purchase of Shares, the Company takes a Permitted Action; provided the requisite termination fee is paid; (ii) prior to the purchase of Shares pursuant to the Offer, Parent or the Purchaser (A) breaches or fails in any material respect to perform or comply with any of its material covenants and agreements contained in the Merger Agreement or (B) breaches its representation and warranties in any material respect; provided, further, such breach is not cured; or (iii) Parent or the Purchaser terminates the Offer, or the Offer expires, without the Purchaser purchasing any Shares; provided, the Company is not in material violation of the Merger Agreement.

     The Merger Agreement provides that if the Board of Directors of the Company or Parent shall terminate the Merger Agreement because a Permitted Action has occurred, then the Company shall, not later than the termination date, pay Parent a fee of $5 million. If the Company fails to promptly pay such amount, and, in order to obtain such payment, Parent or the Purchaser commences a suit which results in a judgment against the Company for the fee set forth above, the Company shall pay to Parent or the Purchaser its cost and expenses (including attorneys' fees) in connection with such suit, together with interest on the amount of the fee at the annual rate of interest charged to Parent under its senior credit facility.

     Subject to the applicable provisions of the DGCL, the Merger Agreement may be amended by action taken by the Company, Parent and the Purchaser at any time prior to the Effective Time.

     The Merger Agreement also provides that the Company will take such action as may be necessary so that each holder of an outstanding option to purchase Shares (an "Option") granted under any employee stock option plan of the Company, whether or not exercisable, shall be entitled to receive at or after the Effective Time, an amount in cash in cancellation of such Option equal to the difference between $12.50 and the exercise price per Share of such Option multiplied by the number of Shares subject to such Option.

     The Merger Agreement provides that, after the Effective Time, the surviving corporation in the Merger will maintain the Company's existing directors' and officers' primary liability insurance coverage for a period of four years after the Effective Time, provided that there shall be no obligation to pay annual premiums in excess of two times the annual premium paid prior to the date of the Merger Agreement. If the insurance premium exceeds such amount, the surviving corporation will obtain as much insurance as can be obtained for the remainder of such period for such amount. The Merger Agreement also provides that, after the Effective Time, Parent and the surviving corporation will indemnify each present and former director and officer of the Company to the fullest extent the Company would have been permitted to do so under Delaware law.

     Pursuant to the Merger Agreement, Parent has the right to have persons designated by it become directors of the Company, subject to the Purchaser acquiring more than 50% of the outstanding Shares pursuant to the Offer, so that the total number of such persons equals that number of directors, rounded up to the next whole number, which represents the product of (x) the total number of directors on the Board of Directors multiplied by (y) the percentage that the number of Shares so accepted for payment bears to the number of Shares outstanding at the time of such acceptance for payment; provided, however, that prior to the Effective Time, the Company's Board of Directors shall always have at least three members who are neither officers of Parent nor designees, stockholders or affiliates of Parent.

     The Company has agreed that neither it nor any of its subsidiaries nor any of the respective officers and directors of the Company and its subsidiaries shall, directly or indirectly, solicit, initiate or knowingly encourage any inquiries or the making of any proposal with respect to a merger, consolidation or similar transaction involving, or any purchase of all or any significant portion of the assets of, or any equity interest in, the Company or any of its subsidiaries, except that the Company may participate in discussions or negotiations with, and furnish information concerning the Company to, a party who makes a Permitted Acquisition Proposal.

     The Merger Agreement also contains certain other restrictions as to the conduct of business by the Company pending the Merger, as well as representations and warranties of each of the parties customary in transactions of this kind.

12. APPRAISAL RIGHTS. No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, stockholders of the Company will have certain rights under Delaware law to dissent and demand appraisal of, and payment in case of the fair value of, their Shares. Such rights, if the statutory procedures were complied with, could lead to a judicial determination of the fair value (excluding any element of value arising from the accomplishment or expectation of the Merger) required to be paid in cash to such dissenting holders for their Shares. Any such judicial determination of the fair value of Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than the purchase price per Share pursuant to the Offer or the consideration per Share to be paid in the Merger.

     Rule 13e-3 under the Exchange Act, which Parent does not believe would be applicable to the Merger, would require, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the proposed transaction and the consideration offered to stockholders of the Company therein, be filed with the Commission and disclosed to stockholders of the Company prior to consummation of the transaction.

13. SOURCE AND AMOUNT OF FUNDS. The Purchaser estimates that the total amount of funds required to purchase all of the outstanding Shares, assuming conversion of all Participation Certificates, pursuant to the Offer and the Merger and to pay related fees and expenses will be approximately $165 million. Should the presently exercisable options be exercised and tendered, another approximately $31 million would be required. The Purchaser will obtain these funds from Parent. Parent, SunTrust Bank, Atlanta, NBD Bank and First Union National Bank of North Carolina have entered into a Third Amended and Restated Credit Agreement dated as of November 14, 1996 (the "Parent Credit Agreement"), pursuant to which such banks have agreed to provide a revolving credit facility to Parent in the aggregate principal amount of $200 million, subject to certain terms and conditions. The following summary of the Parent Credit Agreement is qualified in its entirety by reference to the Parent Credit Agreement filed as an Exhibit to the Schedule 14D-1.

     The revolving credit facility is in the maximum principal amount of $200 million and is for a term of three years, unless earlier accelerated in accordance with the terms of the Parent Credit Agreement.

     Under the terms of the Parent Credit Agreement, the revolving credit is guaranteed by certain subsidiaries of Parent. Neither Parent, the Purchaser nor any of such subsidiaries currently has pledged any of its assets to secure the revolving credit facility.

     Under the Parent Credit Agreement, revolving credit loans may be borrowed at rates of interest based on SunTrust's base rate, a LIBOR rate plus an applicable margin or an overnight rate plus a margin. Such margin for LIBOR borrowings is based on the funded debt to consolidated EBITDA ratio of Parent. Parent may also request that bid rate loans be made by the lenders under the Parent Credit Agreement, at mutually agreed interest rates.

     Under the revolving credit facility, Parent also has the ability to request the issuance of letters of credit by SunTrust. The issuance of such letters of credit is subject to the payment of certain fees and the satisfaction of certain other requirements by Parent.

     The availability of the revolving credit facility is subject to certain conditions precedent, including that there shall exist no default or event of default, that all representations and warranties by Parent be true and correct in all material respects on the date of any borrowing, that no material adverse change shall have occurred in the condition of Parent since June 30, 1996, that no material adverse action or proceeding shall be pending against Parent or any guarantor; and that the borrowings or use of proceeds shall not violate any applicable law, rule, injunction or regulation.

     The Parent Credit Agreement contains a number of financial and other covenants that are binding upon Parent during the term of the Parent Credit Agreement, including without limitation financial covenants requiring Parent to maintain certain fixed charge coverage, leverage and funded debt to EBITDA ratios, as well as a number of other covenants and restrictions. The Parent Credit Agreement also includes a number of other events of default.

     Parent anticipates that indebtedness incurred through borrowings under the Parent Credit Agreement will be repaid from a variety of sources, including, but not limited to, funds generated internally by Parent and its subsidiaries (including, following the Merger, funds generated by the Surviving Corporation). No decision has been made concerning the method that Parent will use to repay such indebtedness. Such decision, when made, will be based on Parent's review from time to time of the prevailing interest rates and financial and other economic conditions and such other factors as Parent may deem appropriate.

14. CERTAIN CONDITIONS OF THE OFFER. Notwithstanding any other provision of the Offer and provided that the Purchaser shall not be obligated to accept for payment any Shares until expiration of all applicable waiting periods under the H-S-R Act, the Purchaser shall not be required to accept for payment or pay for any Shares, may delay the acceptance for payment of or payment for tendered Shares, and may, in its sole discretion, terminate or subject to the Merger Agreement amend the Offer as to any Shares not then paid for if a minimum of 7,800,000 Shares have not been validly tendered pursuant to the Offer and not withdrawn prior to the Expiration Date, or if on or after November 18, 1996 (or as to clause (j) below at any time), and at or prior to the time of payment for any such Shares (whether or not any Shares have theretofore been accepted for payment), any of the following events shall occur:

          (a) there shall have occurred (i) any general suspension of trading in securities on the NYSE or in the over-the-counter market, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) a commencement or escalation of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States, (iv) any limitation (whether or not mandatory) by any governmental or regulatory authority, agency, commission or other entity, domestic or foreign ("Governmental Entity"), on, or any other event which might affect, the extension of credit by banks or other lending institutions, or (v) or in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

          (b) the Company shall have breached or failed to perform in any material respect any of its obligations, covenants or agreements under the Merger Agreement or any representation or warranty of the Company set forth in the Merger Agreement shall have been inaccurate or incomplete in any material respect when made or thereafter shall become inaccurate or incomplete in any material respect except (i) for changes contemplated by the Merger Agreement and (ii) those representations or warranties that address matters only as of a particular date which are true and correct as of such date.

          (c) there shall be instituted or pending any action, litigation, proceeding, investigation or other application (hereinafter, an "Action," (including a worsening of any existing Action) before any United States court or other Governmental Entity by any United States Governmental
     Entity: (i) challenging the acquisition by Parent or the Purchaser of Shares, seeking to restrain or prohibit the consummation of the transactions contemplated by the Offer or the Merger seeking to obtain any damages which damages are material to the Company and its subsidiaries taken as a whole; (ii) seeking to prohibit, or impose any material limitations on, Parent's or the Purchaser's ownership or operation of all the Company's business or assets or to compel Parent or the Purchaser to dispose of or hold separate all or any portion of the Company's business or assets (including the business or assets of its subsidiaries) as a result of the transactions contemplated by the Offer or the Merger which limitations would have a material adverse effect with respect to the value of the Company and its subsidiaries taken as a whole to Parent; (iii) seeking to make the acceptance for payment, purchase of, or payment for, some or all of the Shares illegal or render the Purchaser unable to, or result in a material delay in, or materially restrict, the ability of the Purchaser to accept for payment, purchase or pay for some or all of the Shares; (iv) seeking to impose material limitations on the ability of Parent or the Purchaser effectively to acquire or hold or to exercise full rights of ownership of the Shares including, without limitation, the right to vote the Shares purchased by them on an equal basis with all other Shares on all matters properly presented to the stockholders; or (v) that in any event is reasonably likely to have a material adverse effect on the financial condition, properties, business or operations of the Company and its subsidiaries taken as a whole or the value of the Shares to Parent or the Purchaser as a result of consummation of the transactions contemplated by the Offer and the Merger;

          (d) any statute, rule, regulation, order or injunction shall be enacted, promulgated, entered, enforced or deemed or become applicable to the Offer or the Merger, or any other action shall have been taken, proposed or threatened, by any United States court or other Governmental Entity other than the application to the Offer or the Merger of waiting periods under the H-S-R Act, that, directly or indirectly, can reasonably be expected to result in any of the effects of, or have any of the consequences sought to be obtained or achieved in, any Action referred to in clauses (i) through (v) of paragraph (c) above;

          (e) a tender or exchange offer for some portion or all of the Shares shall have been commenced or publicly proposed to be made by another person (including the Company or its subsidiaries), or it shall have been publicly disclosed that (i) any person (including the Company or its subsidiaries), entity or "group" (as defined in Section 13(d) of the Exchange Act and the rules promulgated thereunder), other than employees of the Company through exercise of Options, shall have become the beneficial owner (as defined in Section 13(d) of the Exchange Act and the rules promulgated thereunder) of more than 20% of the Shares; or (ii) any person, entity or group shall have entered into a definitive agreement or an agreement in principle with respect to an acquisition proposal with or involving the Company;

          (f) any change shall have occurred in the financial condition, properties, businesses or results of operations of the Company and any of its subsidiaries that is or is reasonably likely to be materially adverse to the Company and its Subsidiaries taken as a whole;

          (g) the Board of Directors of the Company (or a special committee thereof) shall have amended, modified or withdrawn its recommendation of the Offer or the Merger, or shall have failed to publicly reconfirm such recommendation upon request by Parent or the Purchaser, or shall have endorsed, approved or recommended any other acquisition proposal, or shall have resolved to do any of the foregoing;

          (h) the Merger Agreement shall have been terminated by the Company or Parent or the Purchaser in accordance with its terms or Parent or the Purchaser shall have reached an agreement or understanding in writing with the Company providing for termination or amendment of the Offer or delay in payment for the Shares;

          (i) any Action is instituted or pending by a non-governmental person or entity (or there shall be a worsening of an existing Action) which, in the reasonable judgment of Parent, has a reasonable likelihood of success, and if successful on the merits, is more likely than not to have a material adverse effect on the financial condition, properties, business or operations of the Company and its subsidiaries taken as a whole or the value of the Shares to Parent as a result of the consummation of the transactions contemplated by the Offer and the Merger; or

          (j) if there has been any (y) Release of Hazardous Substance in, on, under or affecting any properties currently or formerly owned or operated by the Company or any of its subsidiaries in violation of, or as would reasonably be anticipated to result in liability under, applicable Environmental Laws or (z) disposal of Hazardous Substances or any other substance in a manner that has led to, or could reasonably be anticipated to lead to, a Release in violation of applicable Environmental Laws except, in either case, as disclosed by the Company to Parent in writing prior to the date hereof and except in either case for those which, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect on the Company(as such capitalized terms are defined in the Merger Agreement), which, in the sole judgment of Parent and the Purchaser in any such case, and regardless of the circumstances (including any action or inaction by Parent or the Purchaser giving rise to any such conditions, makes it inadvisable to proceed with the Offer and/or with such acceptance for payment of or payment for Shares.

     The foregoing conditions are for the sole benefit of Parent and the Purchaser and may be asserted by Parent or the Purchaser regardless of the circumstances (including any action or inaction by Parent or the Purchaser) giving rise to any such conditions or may be waived by Parent or the Purchaser in whole or in part at any time and from time to time in its sole discretion. The determination as to whether any condition has occurred shall be in the sole judgment of Parent and the Purchaser and will be final and binding on all parties. The failure by Parent or the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Notwithstanding the fact that the Purchaser reserves the right to assert the occurrence of a condition following acceptance for payment but prior to payment in order to delay payment or cancel its obligation to pay for properly tendered Shares, the Purchaser will either promptly pay for such Shares or promptly return such Shares.

     A public announcement shall be made of a material change in, or waiver of, such conditions, and the Offer may, in certain circumstances, be extended in connection with any such change or waiver.

15. DIVIDENDS AND DISTRIBUTIONS. Pursuant to the terms of the Merger Agreement, the Company is prohibited from declaring, setting aside or paying any dividends payable in cash, stock or property with respect to the Shares. If, on or after November 18, 1996, the Company should split, combine or otherwise change the Shares or its capitalization, or shall disclose that it has taken any such action, then the Purchaser, in its discretion, subject to the limitations in the Merger Agreement, may make such adjustments in the Offer consideration and other terms of the Offer as it deems appropriate to reflect such split, combination or other change.

16. CERTAIN LEGAL MATTERS.

     General. Except as otherwise disclosed herein, based upon an examination of publicly available filings with respect to the Company, Parent and the Purchaser are not aware of any licenses or other regulatory permits which appear to be material to the business of the Company and which might be adversely affected by the acquisition of Shares by the Purchaser pursuant to the Offer or of any approval or other action by any governmental, administrative or regulatory agency or authority which would be required for the acquisition or ownership of Shares by the Purchaser pursuant to the Offer. Should any such approval or other action be required, it is currently contemplated that such approval or action would be sought or taken. There can be no assurance that any such approval or action, if needed, would be obtained or, if obtained, that it will be obtained without substantial conditions or that adverse consequences might not result to the Company's or Parent's business or that certain parts of the Company's or Parent's business might not have to be disposed of in the event that such approvals were not obtained or such other actions were not taken, any of which could cause the Purchaser to elect to terminate the Offer without the purchase of the Shares thereunder. The Purchaser's obligation under the Offer to accept for payment and pay for Shares is subject to certain conditions. See Section 14.

     Antitrust Compliance. Under the H-S-R Act and the rules that have been promulgated thereunder by the Federal Trade Commission ("FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The acquisition of Shares by the Purchaser is subject to these requirements. See Section 4 of this Offer to Purchase as to the effect of the H-S-R Act on the timing of the Purchaser's obligation to accept Shares for payment.

     Pursuant to the H-S-R Act, Parent filed a Notification and Report Form with respect to the acquisition of Shares pursuant to the Offer with the Antitrust Division and the FTC on November 21, 1996. Under the provisions of the H-S-R Act applicable to the purchase of Shares pursuant to the Offer, such purchases may not be made until the expiration of a 15-calendar day waiting period following the filing by Parent. Accordingly, the waiting period under the H-S-R Act will expire at 11:59 p.m., New York City time, on December 6, 1996, unless early termination of the waiting period is granted or Parent receives a request for additional information or documentary material prior thereto. Pursuant to the H-S-R Act, Parent has requested early termination of the waiting period applicable to the Offer. There can be no assurances given, however, that the 15-day H-S-R Act waiting period will be terminated early. If either the FTC or the Antitrust Division were to request additional information or documentary material from Parent, the waiting period would expire at 11:59 p.m., New York City time, on the tenth calendar day after the date of substantial compliance by Parent with such request. Thereafter, the waiting period could be extended only by agreement or by court order. If the acquisition of Shares is delayed pursuant to a request by the FTC or the Antitrust Division for additional information or documentary material pursuant to the H-S-R Act, the purchase of and payment for Shares will be deferred until 10 days after the request is substantially complied with unless the waiting period is sooner terminated by the FTC or the Antitrust Division. See Section 4. Only one extension of such waiting period pursuant to a request for additional information is authorized by the rules promulgated under the H-S-R Act, except by agreement or by court order. Any such extension of the waiting period will not give rise to any withdrawal rights not otherwise provided for by applicable law. See Section 3. Although the Company is required to file certain information and documentary material with the Antitrust Division and the FTC in connection with the Offer, neither the Company's failure to make such filings nor a request from the Antitrust Division or the FTC for additional information or documentary material made to the Company will extend the waiting period.

     The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as the proposed acquisition of Shares by the Purchaser pursuant to the Offer. At any time before or after the Purchaser's purchase of Shares, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the acquisition of Shares pursuant to the Offer or seeking divestiture of Shares acquired by the Purchaser or the divestiture of substantial assets of Parent, the Company or any of their respective subsidiaries. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. See Section 14 of this Offer to Purchase for certain conditions to the Offer that could become applicable in the event of such a challenge.

     State Takeover Laws. A number of states have adopted laws and regulations applicable to offers to acquire securities of corporations which are incorporated in such states and/or which have substantial assets, stockholders, principal executive offices or principal places of business therein. The Purchaser does not believe that any state takeover laws apply to the Offer and it has not complied with any state takeover laws. See Section 11. Should any government official or third party seek to apply any state takeover law to the Offer, the Purchaser will take such action as then appears desirable.

     If it is asserted that one or more state takeover laws applies to the Offer and it is not determined by an appropriate court that such act or acts do not apply or are invalid as applied to the Offer, the Purchaser might be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, the Purchaser might be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in consummating the Offer. In such case, the Purchaser may not be obligated to accept for payment any Shares tendered. See Section 14.

17. FEES AND EXPENSES. Morgan Stanley & Co. Incorporated ("Morgan Stanley") is acting as Dealer Manager in connection with the Offer and has provided certain financial advisory services to the Purchaser in connection therewith. The Purchaser has agreed to pay Morgan Stanley as compensation for its services as Dealer Manager and as financial advisors in connection with the Offer as follows:

     Parent has agreed to pay Morgan Stanley a fee of $350,000 in connection with the execution of the Merger Agreement. In the event the Purchaser acquires more than 50% of the Shares, an additional fee of $1,450,000 would be paid. If not, an advisory fee of approximately $100,000 to $175,000 would be due.

     The Purchaser has agreed to reimburse Morgan Stanley for its reasonable out-of-pocket expenses, including the fees and expenses of its counsel, in connection with the Offer, and has agreed to indemnify Morgan Stanley against certain liabilities and expenses in connection with the Offer and the Merger, including liabilities under the federal securities laws.

     The Purchaser has also retained D. F. King & Co., Inc. to act as the Information Agent in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telex, telegraph and personal interviews and may request brokers, dealers and other nominee stockholders to forward materials relating to the Offer to beneficial owners of Shares. The Information Agent will receive no more than $15,000 for such services, plus reimbursement of out-of-pocket expenses and the Purchaser will indemnify the Information Agent against certain liabilities and expenses in connection with the Offer, including liabilities under the federal securities laws.

     The Purchaser will pay the Depositary reasonable and customary compensation for its services in connection with the Offer, plus reimbursement for out-of-pocket expenses, and will indemnify the Depositary against certain liabilities and expenses in connection therewith, including liabilities under the federal securities laws. Brokers, dealers, commercial banks and trust companies will be reimbursed by the Purchaser for customary mailing and handling expenses incurred by them in forwarding material to their customers.

18. MISCELLANEOUS. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Purchaser may, in its sole discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Shares in such jurisdiction.

     Neither the Purchaser nor Parent is aware of any jurisdiction in which the making of the Offer or the acceptance of Shares in connection therewith would not be in compliance with the laws of such jurisdiction.

     The Purchaser and Parent have filed with the Commission a Statement on
Schedule 14D-1 pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. Such Statement and any amendments thereto, including exhibits, may be examined and copies may be obtained from the principal office of the Commission in Washington, D.C. in the manner set forth in Section 8.

     No person has been authorized to give any information or make any representation on behalf of Parent or the Purchaser not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

                                          I M ACQUISITION CORP.

                                                                      SCHEDULE A

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                         THE OFFEROR AND THE PURCHASER

     The following sets forth the name, business address, present principal occupation and material positions and occupations within the past five years of each director and executive officer of the Offeror and the Purchaser. Each person listed below is of United States citizenship and, unless otherwise specified, has his principal business address at the offices of the Offeror, Suite 200, 5445 Corporate Drive, Troy, Michigan, 48098.

                                          PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT, MATERIAL
  NAME AND BUSINESS ADDRESS        POSITIONS HELD DURING PAST FIVE YEARS, AND BUSINESS ADDRESS THEREOF
------------------------------     -------------------------------------------------------------------
John Doddridge..................   Chairman of the Board and Chief Executive Officer since
                                   October 27, 1994 and President since February 1995, Mr.
                                   Doddridge was Vice Chairman and Chief Executive Officer of
                                   Magna International, Inc., a supplier of motor vehicle
                                   parts, from November 1992 until November 1994, where he also served as a director. From mid-1989 to 1992 he served as
                                   President of North American Operations of Dana Corporation,
                                   a motor vehicle parts manufacturer, and prior to mid-1989 he served as President of Hayes-Dana Inc., a subsidiary of Dana
                                   Corporation. Mr. Doddridge serves as a director of Detroit
                                   Diesel Corporation and The Standard Products Co.

Vernon R. Alden.................   Director of the Company since 1986. A director and trustee of several organizations, Mr. Alden was Chairman of the
                                   Board and Executive Committee of The Boston Company, Inc., a
                                   financial services company, from 1969 to 1978 and President of Ohio University from 1962 to 1969. He is also a director of Augat, Inc., Colgate-Palmolive Company, Digital Equipment
                                   Corporation and Sonesta International Hotels Corporation.

J. Frank Broyles................   Director of the Company since 1986 and its predecessor from
                                   1977 to 1984. Mr. Broyles has been Athletic Director of the
                                   University of Arkansas since 1958.

John P. Crecine.................   Director of the Company since 1992, Mr. Crecine has served as Chairman and Chief Executive Officer of Integrated
                                   Digital Systems, Inc. since mid-1994. He was President of
                                   the Georgia Institute of Technology from 1987 to mid-1994.
                                   Previously he served as a professor at the University of
                                   Michigan and founding director of the Institute of Public
                                   Policy Studies from 1965 to 1975. He became Dean of the
                                   College of Humanities and Social Sciences at Carnegie Mellon
                                   University in 1976, a position he held until 1983 when he
                                   became the University's Senior Vice President for Academic
                                   Affairs. He held that position until his Georgia Tech
                                   appointment. Mr. Crecine is a director of HBO and Co.

Anton Dorfmueller, Jr. .........   Director of the Company since 1990, Mr. Dorfmueller served as North American agent to Red Rock International, a
                                   robotics manufacturer, during 1994. From 1988 to 1994 he
                                   served as a consultant to Andersen Consulting. Mr.
                                   Dorfmueller retired in 1988 as a Group Vice President of
                                   Ashland Chemical Company.

                                     PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT, MATERIAL
                                                          POSITIONS
  NAME AND BUSINESS ADDRESS       HELD DURING PAST FIVE YEARS, AND BUSINESS ADDRESS THEREOF
------------------------------   ------------------------------------------------------------
John B. Ellis.................   Director of the Company since 1989. A private investor, Mr.
                                 Ellis retired in 1986 as Senior Vice President -- Finance
                                 and Treasurer of Genuine Parts Co., an automotive parts
                                 distributor, where he had been employed in various
                                 capacities since 1974. Mr. Ellis is a director of Flowers
                                 Industries, Inc., Hughes Supply, Inc., Integrity, Inc.,
                                 Oxford Industries, Inc., UAP, Inc. and Interstate/Johnson
                                 Lane, Inc., and director emeritus of Genuine Parts Co.
Wilfred E. Gross, Jr. ........   Director of the Company and its predecessor since 1971, Mr.
                                 Gross is Chief Executive Officer of W.T. Harvey Lumber
                                 Company in Columbus, Georgia.
A. Wayne Hardy................   Director of the Company and its predecessor since 1978. Mr.
                                 Hardy is a private investor and consultant. He was Chairman and Chief Executive Officer of Eastern Inter-Trans Services,
                                 Inc. from 1986 to 1992. From 1975 to 1986 Mr. Hardy was a
                                 Vice President of the Company and its predecessor.
George W. Mathews, Jr. .......   Director of the Company and its predecessor since 1971. Mr.
                                 Mathews is the founder of the Company and was Chairman of
                                 the Board and Chief Executive Officer from 1971 until 1994.
                                 He retired from the Company in December 1994. Mr. Mathews
                                 serves as a director of Metrotrans Corporation and is
                                 President of George Mathews & Assoc., Inc.
Harold C. McKenzie, Jr. ......   Director of the Company and its predecessor since 1971. Mr.
                                 McKenzie retired at the end of 1986 from Southern Electric
                                 International, Inc., a subsidiary of The Southern Company, with which he was affiliated for thirty years. He had served as Executive Vice President of Georgia Power Company and as
                                 President and CEO of Southern Electric International, Inc.
                                 He was Chairman and CEO of Machine Technologies, Inc. of
                                 Martinsville, Virginia, from 1986 until 1989 and a commer-
                                 cial real estate broker with Haas & Dodd Realty Co. in
                                 Atlanta, Georgia from 1989 to 1991. Mr. McKenzie is
                                 presently serving as Facilities Coordinator for The Carter
                                 Center of Emory University.
J. Mason Reynolds.............   Director of the Company since 1990. From 1986 until his
                                 retirement in 1989, Mr. Reynolds was Executive Vice
                                 President of Allied Signal Corp. and President of its
                                 Automotive Sector, which manufactures automobile parts.
Curtis W. Tarr................   Director of the Company since 1984. Mr. Tarr retired as Vice
                                 Chairman of the Board as of December 31, 1994, a position he held since 1992. At that time he also retired as President of Intermet International, Inc., a position he held since
                                 1991. He served as a consultant to the Company from late
                                 1989 through 1990. Mr. Tarr was a professor and Dean of the
                                 Johnson School of Management at Cornell University from 1984 through 1989 and remained a professor there until 1990. He was a Vice President of Deere & Co., a farm equipment
                                 manufacturer, from 1973 to 1983. Mr. Tarr was President of
                                 Lawrence University, Appleton, Wisconsin, from 1963 to 1969 and an Undersecretary of State from 1972 to 1973. He is also a director of State Farm Insurance Companies. He retired
                                 from the George Banta Co., Inc. board in 1995.

                                          PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT, MATERIAL
  NAME AND BUSINESS ADDRESS        POSITIONS HELD DURING PAST FIVE YEARS, AND BUSINESS ADDRESS THEREOF
------------------------------     -------------------------------------------------------------------
C. Douglas Brown................   Mr. Brown became Vice President -- Sales and Marketing in
                                   February 1995. Prior to that time he served as Vice
                                   President -- Sales and Marketing of Intermet Foundries, Inc.
                                   ("IFI"), commencing in February 1993. From February 1991 to
                                   February 1993 he was General Sales Manager of IFI. Prior to
                                   that time he served as a Regional Sales Manager for IFI.

Doretha J. Christoph............   Ms. Christoph became Vice President -- Finance in June 1995.
                                   Prior to that time she served as Vice President and Director of Finance and Information Technology of LNP Engineering
                                   Plastics, a worldwide supplier of engineered plastics across all markets and a subsidiary of Kawasaki Steel Corporation from November 1991 until May 1995. From 1989 to 1991, she
                                   served as Director of Finance for the Engineering Plastics
                                   Americas operation of ICI plc.
                                   Ms. Christoph is a Director of Purchaser and serves as Vice
                                   President and Secretary.

John C. Engeswick...............   Mr. Engeswick became Vice President -- Technical Services in
                                   February 1995. Prior to that time he served as Vice
                                   President -- Quality Assurance for Intermet Foundries, Inc.

Daryl E. Marsh..................   Mr. Marsh became Vice President -- Machining Services of
                                   Parent in February 1995. From 1993 to 1995, he served as
                                   Vice President -- Machining. From 1969 through 1993, Mr.
                                   Marsh was employed by Simpson Industries, Inc., most
                                   recently as Group Vice President.

C. James Peterson...............   Mr Peterson became Vice President -- Foundry Operations in
                                   February 1995. He served as Director of Manufacturing of
                                   Intermet Foundries, Inc. from 1993 to 1995. Prior to that
                                   time he served as General Manager of Columbus Foundries,
                                   Inc.

James W. Rydel..................   Mr. Rydel has served as Vice President -- Administration and
                                   Secretary since February 1995. He served as Vice
                                   President -- Human Resources of Parent from 1991 until
                                   February 1995. He served as Director of Compensation and
                                   Benefits of Parent from 1986 until 1990, when he became
                                   Director of Human Resources of Parent.
                                   Mr. Rydel is a Director of Purchaser and serves as
                                   President.

     Facsimile copies of the Letter of Transmittal will be accepted from Eligible Institutions. The Letter of Transmittal, certificates for the Shares and any other required documents should be sent by each stockholder of the Company or his broker-dealer, commercial bank, trust company or other nominee to the Depositary as follows:

                               The Depositary is:

                       IBJ SCHRODER BANK & TRUST COMPANY

            BY MAIL:                  BY FACSIMILE:          BY HAND/OVERNIGHT DELIVERY:
          P.O. Box 84                 (212) 858-2611               One State Street
     Bowling Green Station          Confirm Facsimile             New York, NY 10004
    New York, NY 10274-0084           by Telephone:                   Attention:
Attention: Reorganization Dept.       (212) 858-2103      Securities Processing Window SC-1

     Any questions or requests for assistance or additional copies of the Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent or the Dealer Manager at their respective telephone numbers and locations listed below. You may also contact your broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the Offer is:

                             D.F. KING & CO., INC.

                                77 Water Street
                               New York, NY 10005
                Bankers and Brokers Call Collect: (212) 269-5550
                         Call Toll Free: (800) 769-7666

                      The Dealer Manager for the Offer is:

                              MORGAN STANLEY & CO.
                                     Incorporated

                                 1585 Broadway
                            New York, New York 10036
                                 (212) 761-7891